September 19, 2019

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, NY 10036

       Re: Fox Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed August 9, 2019
           File No. 001-38776

Dear Mr. Tomsic:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated and Combined Financial Statements
Note 16 - Segment Information, page 89

1. We note that you made reference to, and defined, Total Segment EBITDA, a non-GAAP measure, within the context of ASC 280 disclosures. Please note, non-GAAP financial measures should not be presented in the financial statements. Please remove that characterization. Refer to guidance in Item 10(e)(1)(ii)(C) of Regulation S-K.

      In addition, the current caption "Total Segment EBITDA" is the same as, or confusingly similar to, Segment EBITDA, which is a GAAP financial measure for segment performance pursuant to ASC 280. It is also confusingly similar to
EBITDA, but contains
      adjustments for items other than interest, taxes, depreciation and amortization. If you present a similar measure in future filings, please ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Refer to Question 103.01 of
 Steven Tomsic
Fox Corp
September 19, 2019
Page 2
         the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated
         April 4, 2018.

         Furthermore, please provide a reconciliation of the subject non-GAAP measure to net income, its most comparable GAAP measure. All required non-GAAP disclosures should be provided outside the segment footnote and apart from your segment analysis on page
         35. Refer to Items 10(e)(1)(i) of Regulation S-K and Question 103.02 of the Compliance
         and Disclosure Interpretations Non-GAAP Financial Measures updated April 4, 2018.

         Please provide us with your proposed disclosure which you will include in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Inessa
Kessman, Senior Staff Accountant at at (202) 551-3371 with any questions.



FirstName LastNameSteven Tomsic                               Sincerely,
Comapany NameFox Corp
                                                              Division of
Corporation Finance
September 19, 2019 Page 2                                     Office of
Telecommunications
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